WIKISOFT CORP.

August 3, 2021

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Attn: Anna Abramson

Division of Corporation Finance

Mail Stop 7010

100 F. Street NE

Washington, D.C. 20549-7010

Re: Wikisoft Corp.

Registration Statement on Form S-1

File No. 333-258341

Dear Ms. Abramson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Wikisift Corp. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, as amended, to 4:00 PM Eastern Standard Time on August 5, 2021, or as soon thereafter as is practicable.

Thank you for your assistance. Please call with any questions.

AB International Group Corp.

By:

/s/ Carsten Falk

Carsten Falk

Chief Executive Officer

315 Montgomery Street

San Francisco, CA 94104

Phone: (800) 706-0806